

12060007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington DC
123

SEC FILE NUMBER
8-68486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traversi Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Stevenson Street, Suite 400
(No. and Street)

San Francisco, CA (City) (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Traversi 415-279-9592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pisenti & Brinker LLP
(Name – *if individual, state last, first, middle name*)

201 First St., Suite 208, Petaluma, CA 94952
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Traversi Capital Advisors, LLC

(a Delaware limited liability company)

Statement of Financial Condition

As of December 31, 2011

"Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934."

Table of Contents

PISENTI & BRINKER LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Traversi Capital Advisors, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Traversi Capital Advisors, LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Traversi Capital Advisors, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Pisenti & Brinker LLP

Petaluma, California
February 22, 2012

201 First Street, Suite 208, Petaluma, CA 94952
(707) 762-9900 · Fax (707) 762-9003

Offices in Santa Rosa, Petaluma and Napa
pbllp.com

Traversi Capital Advisors, LLC
(a Delaware limited liability company)

Statement of Financial Condition

	As of December 31, 2011	
Assets		
Cash	$	323,923
Prepaid expenses		10,623
Total assets		334,546
Liabilities and member's equity		
Accounts payable and accrued expenses		2,260
Member's equity		332,286
Total liabilities and member's equity	$	334,546